UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

uSell.com, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

917296204

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917296204	Page 2 of 5

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Senior Health Insurance Company of Pennsylvania[1]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,056,666 shares of common stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,056,666 shares of common stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,666 shares of common stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 3.7% as of December 31, 2018 (based on 28,357,999 shares of common stock issued and outstanding per uSell.com, Inc. Form 10-Q filed on November 19, 2018).

12.	TYPE OF REPORTING PERSON IC

1 On February 14, 2017, B Asset Manager LP (“BAM”), CIK 0001271075, as investment manager on behalf of itself and its advisee Senior Health Insurance Company of Pennsylvania (“SHIP”), filed a joint Schedule 13G/A (Amendment No. 1) with respect to this holding. BAM is no longer serving as investment manager of SHIP and SHIP is therefore filing this Schedule 13G/A (Amendment No. 2) individually.

CUSIP No. 917296204	Page 3 of 5

Item 1(a)	Name of Issuer:

uSell.com, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

171 Madison Avenue

17th Floor

New York, NY 10016

Item 2(a)	Name of Person Filing:

Item 2(b)	Address of Principal Business Office:

Item 2(c)	Citizenship:

Senior Health Insurance Company of Pennsylvania

550 Congressional Blvd.

Suite 200

Carmel, IN 46032

Pennsylvania

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number

917296204

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 917296204	Page 4 of 5

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4	Ownership:

(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)	Percent of Class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii)	shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii)	sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv)	shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

CUSIP No. 917296204	Page 5 of 5

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2019

Senior Health Insurance Company of Pennsylvania

By: /s/ John Robison

Name: John Robison

Title: Chief Investment Officer